Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Earnings:
Pre-tax earnings	$105,631	$201,584	$468,667	$597,916

Fixed charges	33,812	34,914	100,183	102,398

Earnings before fixed charges	$139,443	$236,498	$568,850	$700,314

Fixed charges:
Interest expense*	15,380	17,459	46,117	51,022

Amortization of bond issue costs	127	120	380	355

Interest credited for deposit products	17,874	16,816	52,372	49,615

Estimated interest factor of rental expense	431	519	1,314	1,406

Total fixed charges	$33,812	$34,914	$100,183	$102,398

Ratio of earnings to fixed charges	4.1	6.8	5.7	6.8

Rental expense	$1,305	$1,572	$3,983	$4,260

Estimated interest factor of rental expense (33%)	$431	$519	$1,314	$1,406

*	There was no interest capitalized in any period indicated.